Exhibit 12
SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	2004	2005	2006	2007	2008
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES:

Income before interest expense (1)	$1,767,449	$1,414,472	$1,682,968	$1,549,401	$1,510,631
Add:
Rentals (2)	776	1,313	2,043	7,587	7,480
Allocable portion of interest on long-term Contracts for the purchase of power (3)	1,515	1,457	1,393	1,322	1,245
Amortization of previously capitalized fixed charges	1,405	1,579	1,196	1,365	1,612

Total earnings before income taxes and fixed charges (A)	$1,771,145	$1,418,821	$1,687,600	$1,559,675	$1,520,968

FIXED CHARGES (5):
Interest and amortization	$399,169	$370,650	$418,572	$453,426	$434,706
Rentals (2)	776	1,313	2,043	7,587	7,480
Capitalized interest (4)	839	1,075	2,811	3,079	3,055
Allocable portion of interest on long-term contracts for the purchase of power (3)	1,515	1,457	1,393	1,322	1,245

Total fixed charges (B)	$402,299	$374,495	$424,819	$465,414	$446,486

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B):	4.40	3.79	3.97	3.35	3.41

(1)	Includes allowance for funds used during construction and accrual of unbilled revenue.

(2)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.

(3)	Allocable portion of interest included in annual minimum debt service requirement of supplier.

(4)	Includes fixed charges associated with Nuclear Fuel and other capitalized interest. The amounts for 2003 & 2006 are restated.

(5)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.